October 17, 2014

Mr. Terence O’Brien

Securities and Exchange Commission, Division of Corporation Finance

100 F Street, N.E., Washington, D.C. 20549-3561

Re: Power of the Dream Ventures, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013 Filed April 14, 2014

File No. 0-52289

Dear Mr O’Brian:

As Power of the Dream Ventures, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the ”Commission”), our responses to the comments set forth in the Staff’s letter to the Company, dated October 2, 2014 (the “Staff’s Letter”).

In order to facilitate your review of this submission, we have restated and responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the enclosed submission.

Financial Statements, page F-1

Note 1- General Information, page F-13

3.  We have read your response to prior comment 3. Please provide us with a copy of the valuation report or other documentation of the valuation methods and calculation for Genetic Immunity, Inc. at the acquisition date that resulted in the fair value of approximately $25 million, including a discussion of the basis for significant assumptions, in English.

On October 2, 2012 the PDV acquired Genetic Immunity, Inc. Genetic Immunity is an immunotherapeutic vaccine company whose lead product candidate DermaVir has passed Phase II clinical trials. Through the acquisition Genetic Immunity became 100% wholly owned subsidiary. The acquisition was completed for 1,000,000 shares of Series B Preferred stock, convertible into 40 million shares of common stock beginning on January 1, 2014.

Power of the Dream Ventures, Inc (OTCBB: PWRV) 1095 Budapest, Soroksari ut 94-96, Hungary

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The Preferred stock was issued upon the acquisition, no prior issue to this series was before. As the acquisition was a cashless exercise by issuing the 1,000,000 preferred shares, the Company should have valued the fair value of the acquired company. Our conclusion was, that the major value in Genetic Immunity is the intangible asset coming from its vaccine which was not capitalised in its books, resulting in a very low net asset level. As the acquisition of Genetic Immunity, Inc. has been accounted for as a business combination whereby the purchase price was allocated to intangible assets based on their fair values of the acquisition date. The fair value of the intangible was evaluated by a certified public accountant in Hungary.

The fair value of the shares (and the fair value of the intangible asset) equals the fair value of Genetic Immunity, Inc. at the acquisition date. The fair value of the company was estimated by an independent valuation company and the valuation was carried out on a discounted cash flow basis (attached). The Company issued 1,000,000 shares of Series B Preferred stock which is not traded publicly and no market price could be estimated. As a result of this, the fair value of the shares was evaluated by a valuation company. The value of the shares is $25.07362 per share.

The evaluation of the GI’s assets at the time of the acquisition was to start the business scenario in the EU. In Europe, the European Medicine Agency (EMA) handles all approval issues about HIV drugs centrally for all EU member countries. Their fast lane program is the Conditional Marketing Authorisation (CMA), whilst the company is allowed to sell the drug to patients and has to collect all relevant data for a year, what more or less looks like a trial itself. If the data shows efficacy (and that is proven in a Phase II human trial) than problems, the product can get final approval.

This evaluation is based on the EU market figures, the EU patients population, assuming only 1,6 up to 7% market share in 2015. Taking into consideration all potential incomes and costs the DCF valuation (interest rate: 28%) for three years showed 24,803,024 USD market value.

To this evaluation please find attached file: gidcfbase2012.htm

Note 5 – Intangibles and Fixed Assets, page F-25

4.  We have read your response to prior comment 4. Please provide us with the independent valuation report of your intangible assets in the amount of $30 million as of the most recent date performed, including a discussion of the basis for significant assumptions, in English.

After a year of working together with the previous GI management it became clear that the company needs a paradigm shift in the targeted market field. We stated, that

-	Dermavir showed real benefits during three clinical trials (including Phase I, Phase I/II and

Phase II)

-	it is safe as placebo
-	it really boosts the immune system to fight against the HIV infected cells
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-	its regular use drops the virus load count in the blood
-	it can be administered every three months, compared to the current medicines that should be taken daily

-	during the clinical trials all the manufacturing and dosing issues became clear.

Taking all above in consideration, we decided to target the US market, because the FDA approval path looked faster and cheaper for our company. Since 2013 autumn we have a great collaboration with the FDA, we have our IND (Investigation on New Drug, file number: IND BB- 12590) and by August 2014 all these results and findings, together with the pre-clinical data have been issued to the FDA in the US.

According to the 2011 Innovation Act, FDA has the right to take a look at all our data and give us an official opinion on our next step towards the Marketing Approval. To get this we have asked a so called “Type C” meeting for the period 19-24 January 2015. Following that meeting FDA has the right to declare DermaVir as “Breakthrough Therapy” and all companies who recieved this title could get Marketing Approval in a short period of time. As described in the calculations, we do not plan to build up a company to distribute DermaVir, we will find a partner for all that. According to the market informations the upfront payment takes hundreds of million USD, and then a yearly double-digit royalty from the sales.

Reviewing all the companies and products, that have got Breakthrough Therapy designation, we strongly believe, that DermaVir is a successful candidate. After getting this in spring next year we can start with a fast track approval by the FDA.

In Europe our strategy is that once we have Breakthrough Therapy designation in the US, we start with the CMA in order to sell DermaVir on both important markets.

Once we decided to go to the US Market first, we prepared a DCF evaluation for this project, too. In this DCF based evaluation process we plan very conservative. The calculation itself is attached. Our comments to the various sheets are the following:

-	The US market size figures can be found in the Central for Disease Control (CDC) Health report.

It clearly shows the number of the infected and the treated people. In the average market situation when a new drug appears on the market, the 1/3 of the treated people switch to that, hoping it works better for them, or at least have less side effects. In our calculation we have taken only the 5% of this population.

-	At the price level we have counted with the 60% of the existing drugs (on a yearly basis).

However industry expert’s suggestion is that the MSRP should be the same as the competition price level.

-	Cost per dose calculation: in some cases we have left place for market changes, mostly for inflation of goods required for the manufacturing. The kit contains three parts:

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-	the DNA is produced by ATLHEA in the US
-	the PEIm (the cover of the DNA) is our own product
-	the patch (DermaPrepp) is manufactured in the US as well, based on 3M technology
-	Revenues: According to the above written we plan to have income from the sales ONLY after the Marketing Approval. In 2015 we plan to sign a deal with one of the big pharma companies about the licensing of this vaccine.
-	These facts are all summarised in the “budget 2015-2017” sheet, which shows the rough figures of the planned budget, and the yearly cash flow for this three years.
-	To get the final company evaluation figure, we have added a 3,000,000 USD investment, that according to our calculations is sufficient to finance our operations to get to the FDA meeting and to get the Breakthrough Therapy Desingation. The good news is that more than the half of this money already have landed on our account in the last 12 months, so we state that we can make it.

To discounting we took 28% interest rate, which can be described as too high. We think, that the above stated facts clearly show what we are doing and what is the background and the market situation. Although we have a working vaccine, that will make our company world famous, there might be some issues from the regulatory side, that are hard to calculate in the cash flow. This amount of risk we highlighted in the higher interest rate at the calculation.

You have also noted, that the values in the DCF seem to be undiscounted. Please take into consideration, that if they are not, their total makes $52,620,096. We stated the value for $28,411,577 what is discounted.

To this evaluation please find attached file: dcfgi2014.htm

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at +36-1-456-6061 or via my cellular phone on +36-20-944-3748.

Sincerely:

/s/ Ildiko Rozsa Ildiko Rozsa

Chief Financial Officer cc: Viktor Rozsnyay

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